 Exhibit 99.1

Media Advisory: TransAlta and TransAlta Renewables Third Quarter 2022 Results and Conference Call

CALGARY, AB, Oct. 11, 2022 /CNW/ - TransAlta Corporation ("TransAlta") (TSX: TA) (NYSE: TAC) will release its third quarter 2022 results before markets open on Tuesday, November 8, 2022. A conference call and webcast to discuss the results will be held for investors, analysts, members of the media and other interested parties the same day beginning at 9:00 a.m. Mountain Time (11:00 a.m. ET). The media will be invited to ask questions following analysts.

TransAlta Renewables Inc. ("TransAlta Renewables") (TSX: RNW) will release its third quarter 2022 results before markets on Friday, November 4, 2022. Any questions regarding TransAlta Renewables may be asked on the TransAlta conference call.

Third Quarter 2022 Conference Call:
Toll-free North American participants call: 1-888-664-6392
 Webcast link: https://app.webinar.net/nr859wn1RkL

Related materials will be available on the Investor Centre section of TransAlta's website at https://transalta.com/investors/presentations-and-events/. If you are unable to participate in the call, the instant replay is accessible at 1-888-390-0541 (Canada and USA toll free) with TransAlta pass code 828706 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

About TransAlta:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 111 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and its climate change strategy with CDP (formerly Climate Disclosure Project) and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 61 per cent reduction in GHG emissions since 2015.

For more information about TransAlta, visit its website at transalta.com.

About TransAlta Renewables Inc.:

TransAlta Renewables is among the largest of any publicly traded renewable independent power producers ("IPP") in Canada. Our asset platform and economic interests are diversified in terms of geography, generation and counterparties and consist of interests in 26 wind facilities, 13 hydroelectric facilities, eight natural gas generation facilities, two solar facilities, one natural gas pipeline, and one battery storage project, representing an ownership interest of 2,968 megawatts of owned generating capacity, located in the provinces of British Columbia, Alberta, Ontario, Québec, New Brunswick, the States of Pennsylvania, New Hampshire, Wyoming, Massachusetts, Michigan, Minnesota, North Carolina, Washington and the State of Western Australia.

For more information about TransAlta Renewables, visit its web site at transaltarenewables.com.

View original content:https://www.prnewswire.com/news-releases/media-advisory-transalta-and-transalta-renewables-third-quarter-2022-results-and-conference-call-301646474.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/October2022/11/c5825.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 16:00e 11-OCT-22